SENSEONICS HOLDINGS, INC..
20451 Seneca Meadows Parkway
Germantown, MD 20876-7005

December 4, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Margaret Sawicki

RE: Senseonics Holdings, Inc.

Registration Statement on Form S-3

File No. 333-283509

Acceleration Request

Requested Date: Friday, December 6, 2024

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Exchange Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-283509) (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on Friday, December 6, 2024, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Darren DeStefano at (703) 456-8034 or Reid Hooper at (202) 776-2097 of Cooley LLP, counsel to the registrant.

[Signature page follows]

Sincerely,

SENSEONICS HOLDINGS, INC.

By:	/s/ Rick Sullivan
Rick Sullivan
Chief Financial Officer

cc:	Darren DeStefano, Cooley LLP
Reid Hooper, Cooley LLP